Exhibit (a)(27)

NEWS RELEASE

10 April 2007

CEMEX TO LIFT TAKEOVER OFFER FOR RINKER

TO US$15.85

Rinker board recommends shareholders accept the higher offer in the absence of a superior proposal

The directors of Rinker Group Limited (“Rinker”) today announced that CEMEX S.A.B. de C.V (“CEMEX”) has agreed to lift its cash takeover offer from US$13.00 to US$15.85 per Rinker ordinary share. The higher price represents an increase over the original bid price of US$2.85 or 22%, or an increase of US$2.98 or 23%1, assuming CEMEX had exercised its right to deduct the 13 US cents interim dividend1 (for the year ending March 2007, or YEM07) from the original offer price.

For American Depositary Receipt holders, the higher offer represents US$79.25 per ADR — US$14.90 or 23%1 above the initial CEMEX offer.

The higher offer is equivalent to A$19.412 per Rinker ordinary share at the current A$-US$ exchange rate, or A$3.651 above the initial offer. It is within the US$15.85 — US$17.74 valuation range of the Independent Expert’s Report, included in the Target’s Statement distributed to shareholders in November 20063.

The increased CEMEX offer represents:

•	a 40% premium[2] to the Rinker A$ ordinary share price on 26 October 2006, the day before CEMEX launched their takeover bid
•	a 50% premium to the ordinary share price, calculated in US$, on 26 October 2006[4]
•	a 48% premium to the US ADR price on 26 October 2006
•	a multiple of 10.4x EV/EBITDA (based on EBITDA for the 12 months to 31 December 2006)[5], and
•	a 5% premium to the closing share price on 5 April 2007, before the Australian Stock Exchange closed for the Easter break.

In relation to the Rinker YEM07 interim dividend of 16 Australian cents/13 US cents2 per ordinary share (80 Australian cents / 65 US cents per ADR2), which was paid on 11 December last year, CEMEX’s initial offer entitled CEMEX to deduct dividends paid during the offer period from the offer price. However, CEMEX has agreed not to reduce the higher US$15.85 offer by the amount of the interim dividend.

CEMEX also announced its intention, subject to obtaining any necessary ASIC modifications or Takeovers Panel approval, to give existing shareholders (for ordinary shares purchased prior to today’s date), the option of a fixed Australian dollar price of A$19.50 per share, for their first 2,000 ordinary shares.

Rinker Group Limited   ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

CEMEX has also agreed to waive all conditions to the bid, except the 90% minimum acceptance condition. If the required level of acceptances is not reached, the offer will lapse unless this condition is waived. CEMEX has described the offer as “best and final”, in the absence of a superior proposal.

Any Rinker shareholders who have already accepted the initial CEMEX offer will be eligible for the increased offer consideration announced today.

Rinker directors concluded unanimously that it is in the best interests of shareholders to recommend — in the absence of a superior proposal — that shareholders accept the increased CEMEX offer. Rinker directors intend to accept the higher offer for their own Rinker shares, in the absence of a superior proposal.

Rinker chairman John Morschel said: “This recommendation has been made after careful consideration of available alternatives, and was not taken lightly. Over the past five months, Rinker directors and senior management have reviewed available options, with one objective in mind — to maximise value for shareholders.”

He said potential alternatives included transactions with industry participants and private equity investors, as well as a corporate restructure, involving the potential demerger of Rinker’s Australian subsidiary, trading as Readymix, and the re-domicile of Rinker to the US.

“Despite the temporary downturn in US residential construction, Rinker’s profit result for YEM07 is expected to be within the guidance previously advised to the market. Whilst Rinker directors remain confident about the long term prospects of the Rinker business, the impact of the downturn on the current financial year (YEM08) is difficult to predict,” said Mr Morschel.

“In light of the above, and following evaluation of the available alternatives — including relevant regulatory, timing and other execution risks — directors concluded that, in the absence of a superior proposal, the higher CEMEX cash offer represents the best risk-adjusted return for shareholders. Directors also took into account that if the CEMEX offer was withdrawn, the Rinker share price may fall,” he said.

“On behalf of the directors, I would like to thank our employees for their exceptional performance in delivering Rinker’s outstanding results in the four years since the demerger6. This has seen our A$ share price increase almost 295%, with a total shareholder return of 332% over that period7, and created the value that CEMEX has recognised with this takeover bid. I would also like to thank our shareholders for their loyalty, support and encouragement.”

The CEMEX offer is currently scheduled to close at 7.00pm (Sydney time) on 18 May 2007 and 5.00am (New York time) on 18 May 2007, following a further extension announced today.

Full details of CEMEX’s higher offer will be set out in a fourth Supplementary Bidder’s Statement, expected to be mailed to shareholders shortly. The Rinker board’s recommendation in relation to the higher offer will be issued in a Supplementary Target’s Statement, which will also be mailed to shareholders. Shareholders are encouraged to read both of these documents and, if they consider it appropriate, seek professional advice before deciding how to respond to CEMEX’s higher offer.

If they have any questions, Rinker shareholders should call the Rinker Shareholder Information Line8 during normal working hours on 1800 285 948 (toll-free in Australia), +61 2 9207 3855 (outside Australia) or 1 866 454 3170 (toll-free in the US).

A copy of the Bid Agreement between CEMEX and Rinker will be separately filed with the ASX.

Notes

1.

Assuming CEMEX had exercised its right to reduce the offer price by the interim dividend of A$0.16 per Rinker ordinary share or US$0.13 per Rinker ordinary share, based on the Reserve Bank Mid-Point Rate on 5 April 2007 of A$1.00 to US$0.8167.

2.	Based on the Reserve Bank Mid-Point Rate on 5 April 2007 of A$1.00 to US$0.8167.
3.

Following a review of current exchange rates, recent Rinker trading results and the impact that has on Rinker’s expected future performance and other relevant factors, the Independent Expert has verbally advised that the US$15.85 per share offer remains within their US$ valuation range. Further information will be included with the Supplementary Target’s Statement to be mailed to shareholders shortly.

4.	Based on the Reserve Bank Mid-Point Rate on 26 October 2006 of A$1.00 to US$0.7627.
5.
Reconciliation of EBIT and EBITDA for the year ended 31 December 2006

EBIT represents profit before finance and income tax expense.
EBITDA represents EBIT before Depreciation and Amortisation.

Year ended 31 December	US$
EBIT	1,248
Depreciation and Amortization	220
EBITDA	1,468

6.	Rinker Group Limited was demerged from CSR Limited on 31 March 2003.
7.

Measured in US$, the equivalent increase in the Rinker ordinary share price is 408% while total shareholder return (which includes capital returns and dividends) increased 485% from demerger to the closing share price on 5 April 2007, based on London end-of-day exchange rates (source: Bloomberg).

8.	As required by the Corporations Act, calls to the Shareholder Information Line will be tape recorded and such recordings will be indexed and stored.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”). Investors are urged to read Rinker’sTarget’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information. Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be available without charge at the SEC’s website at www.sec.gov or at Rinker’s’ website at www.rinkergroup.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue”

or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer. None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking information.

For further information, please contact Debra Stirling, Vice President Corporate Affairs &

Investor Relations. on + 61 (02) 9412 6680 or + 61 419 476 546.

10 April 2007	RIN 01-08